FORM 6-K
                                   --------


                      Securities and Exchange Commission
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of         July                                    2003
                         -------------------------------        -----------

Commission File Number   000-29898
                         -------------------------------        -----------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

 Form 20-F                          Form 40-F      X
               ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                        ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                        ----------------

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                              No  X
                        ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

                                DOCUMENT INDEX
                                --------------



Document                                                              Page No.
--------                                                              --------

   1.      Press Release dated July 30, 2003 ("IBM Lotus Instant         4
           Messaging Available for BlackBerry - BlackBerry Enables Enhanced Ease Of Use And Deployment")

                                                                    Document 1
                                                                    ----------

RIM LOGO OMITTED

                                                                  News Release
                                                                  ------------


FOR IMMEDIATE RELEASE                                             July 30, 2003

IBM Lotus Instant Messaging Available for BlackBerry

BlackBerry Enables Enhanced Ease Of Use And Deployment

Waterloo, ON - Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced support for the IBM Lotus(R) Instant Messaging (IM) Everyplace 3 application on RIM's Java(TM)-based BlackBerry Wireless Handhelds(TM). Together, Lotus Instant Messaging Everyplace and BlackBerry(R) can help mobile professionals and workgroups increase coordination, improve responsiveness and enhance customer service.

RIM and IBM have collaborated over the past several months to test and optimize performance of Lotus Instant Messaging Everyplace on the BlackBerry wireless platform. By extending Lotus Instant Messaging to BlackBerry, enterprise customers gain a secure, integrated, wireless instant messaging solution on the same BlackBerry handhelds and service that already support their wireless needs for other email, phone, SMS, organizer, web and intranet applications. Key IM features are now available wirelessly to BlackBerry enterprise customers, including presence awareness, chat (one-to-one and one-to-many), instant messaging between both desktop and other mobile users, IM contact list access, IM/email/SMS alerts, profile editing, multilingual support, single name/password sign-in, behind-the-firewall security and message logging.

"Instant messaging is no longer just a convenient application for chat, but has evolved into an imperative and mission-critical business tool for connecting people and accelerating business," said Ken Bisconti, Vice President, Lotus Workplace products, Lotus Software, IBM. "By providing Lotus IM support for BlackBerry, users can instantly collaborate in a secure, standards-based, and wireless environment, staying productive and competitive while on the move."

"IBM is a leading supplier of corporate IM and collaboration solutions and the BlackBerry platform is ideally suited to extend those solutions to mobile professionals. Through support for open standards on both Lotus Instant Messaging Everyplace and the BlackBerry platform, enterprise customers can leverage their existing technology investments and provide their employees with wireless instant messaging to help improve both individual and workgroup productivity," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. "Wireless instant messaging is easy to use and a natural fit for BlackBerry handhelds with their thumb-typing keyboards, large screens and advanced wireless connectivity features; and getting started is also easy with support for over-the-air application deployment introduced in the latest release of BlackBerry Enterprise Server."

BlackBerry is an open and extensible platform that enables support for Lotus Instant Messaging Everyplace on two fronts: handheld and server. Both the Lotus Instant Messaging Everyplace client application and RIM's Java-based handhelds support the J2ME MIDP standard and the BlackBerry Browser supports standard mark up languages such as WML, cHTML, XHTML Basic and HTML. On the back-end, Lotus Instant Messaging Everyplace is also supported through the Mobile Data Service feature of BlackBerry Enterprise Server(TM). BlackBerry Mobile Data Service enables standards-based connectivity from BlackBerry handhelds to back-end corporate applications and data using standard protocols including HTTP and HTTPS and provides wireless optimization for common mark-up languages. Through support for open standards, the BlackBerry platform allows enterprise customers to deploy additional wireless enterprise applications within their existing, approved BlackBerry architecture and security model and without any additional infrastructure to learn or support.

Lotus Instant Messaging Everyplace 3 for BlackBerry is available today through IBM Passport Advantage Resellers.

About Lotus Software from IBM

Lotus software from IBM sets the standard for truly innovative software and services that reflect the brand's unique representation of the new ways individuals and businesses work together to achieve success. Lotus software is further redefining the concept of conducting business through practical Knowledge Management, e-business and other groundbreaking ways of connecting ideas, thinkers, buyers, sellers and communities around the world via the Internet. Lotus software is marketed in more than 80 countries worldwide through direct sales and extensive Business Partner channels. Please visit www.lotus.com.
-------------

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                      ###

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
(212) 771-3637
cflaherty@brodeur.com
---------------------

Investor Relations Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.net
--------------------------

Research In Motion, RIM and BlackBerry are trademarks or registered trademarks of Research In Motion Limited in the United States and other countries IBM, Lotus, Lotus Instant Messaging, and Lotus Instant Messaging Everyplace are trademarks or registered trademarks of Lotus Development Corporation and/or IBM Corporation in the United States, other countries, or both. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  SIGNATURES
                                  ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Research In Motion Limited
                                  ---------------------------------------------
                                                     (Registrant)

Date:   July 31, 2003          By:  /s/  Rob Duncan
        ----------------           --------------------------------------------
                                                (Signature)
                                         Rob Duncan
                                         Vice President, Corporate Controller